UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Interests

Long-Term Incentive Plan ("LTIP") - 2017 Time-Vesting Release

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.

Under the terms of the LTIP Time-Vesting Plan, all shares are released to participants on the vesting date, providing that the participant is still employed by the Company.

The following table sets out the number of shares released to Persons Discharging Managerial Responsibility (PDMR) on 8 May 2017 and notified to the Company on 8 May 2017. The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released.  The shares set out in the third column below were sold on 8 May 2017 at the price shown, with the number of shares/American Depositary Receipts (ADRs) set out in the fifth column below being allotted to and retained by the PDMR towards meeting their shareholding guideline.

Name of PDMR	Shares Released	Shares sold to discharge tax liabilities	Sale price per share (£)	Shares/ADRs Retained
Albert Hitchcock	38,035	17,940	7.2806	20,095 shares
Kate James	39,935	20,519	7.2806	19,416 ADRs

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Albert Hitchcock
2	Reason for the notification
a)	Position/status	Chief Technology and Operations Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Allotment of Ordinary shares following release of Long-Term Incentive Plan award and Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Allotment of Ordinary Shares following release of Long-Term incentive Plan award	Sale of shares to cover tax liabilities
		Volume: 20,095 Price : n/a	Volume: 17,940 Price: 7.2806 per share Aggregated price : £130,613.964
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	8 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kate James
2	Reason for the notification
a)	Position/status	Chief Corporate Affairs & Global Marketing Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Sale of shares to cover tax liabilities arising from vesting of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Sale price: £7.2806 per share	20,519
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 20,519 shares Aggregated price: £149,390.6314
e)	Date of the transaction	8 May 2017
f)	Place of the transaction	London Stock Exchange (XLON)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc (each ADR represents one ordinary share of 25 pence in Pearson plc) ISIN: US7050151056
b)	Nature of the transaction	Allotment of ADRS following release of Long-Term Incentive Plan award
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		n/a	19,416
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 19,416 Aggregated price: n/a
e)	Date of the transaction	8 May 2017
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 10 May 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary